Brunswick Corporation										Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges(A)
(In millions)

		Year Ended December 31,
		2007		2006		2005		2004		2003
Earnings as Adjusted
	Earnings from continuing operations	$79.6		$263.2		$371.1		$263.8		$137.0
Add:	Income tax provision	13.0		46.5		114.8		109.5		66.9
	Interest and other financial charges included in expense	52.3		60.5		53.2		45.3		41.0
	Interest portion of rent expense	23.9		22.7		15.1		15.6		14.4
	Dividends received from 50%-or-less-owned affiliates	11.6		6.8		12.3		13.1		6.8
Subtract:	Earnings from 50%-or-less-owned affiliates	(21.3)		(14.8)		(18.1)		(18.1)		(9.9)

		$159.1		$384.9		$548.4		$429.2		$256.2

Fixed Charges
	Interest and other financial charges	$52.3		$60.5		$53.2		$45.3		$41.0
	Interest portion of rent expense	23.9		22.7		15.1		15.6		14.4
	Capitalized interest	2.3		2.8		1.4		1.2		1.5

		$78.5		$86.0		$69.7		$62.1		$56.9

Ratio of earnings to fixed charges		2.0	x	4.5	x	7.9	x	6.9	x	4.5	x

(A)
For computation of the ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges to earnings from continuing operations before income taxes and dividends received from equity affiliates, then deducting the undistributed earnings of affiliates. Fixed charges consist of interest expense, estimated interest portion of rental expense and capitalized interest.